UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into License Agreement

On February 4, 2026, Biodexa Pharmaceuticals PLC (the “Company”) announced that it had entered into a license and collaboration agreement (the “License Agreement”) with Otsuka Pharmaceutical Co., Ltd. (“Otsuka”), pursuant to which Otsuka granted the Company an exclusive, worldwide (excluding Japan) license (the “Licensed Territory”) to develop manufacture and commercialize OPB-171755, to be designated MTX240 (“MTX240”)), a Phase 1-ready molecular glue therapeutic candidate, for all human therapeutic uses. The Company intends to initially develop MTX240 for the treatment of gastrointestinal stromal tumors.

Pursuant to the License Agreement, the Company will be responsible for all development, manufacturing and commercialization activities for MTX240 in the Licensed Territory, and Otsuka will retain all rights to MTX240 in Japan. As consideration for the license, the Company made an upfront payment to Otsuka, and Otsuka is eligible to receive one-time development and regulatory milestones, as well as tiered royalties in the mid-single digits on the net sales of licensed products. The Company is also obligated to pay Otsuka a percentage of any sublicense income it receives, subject to certain exceptions.

The License Agreement will be filed as an exhibit to a future filing and the foregoing summary of the License Agreement is qualified in its entirety by reference to such exhibit.

The information included under the heading “Entry into License Agreement” in this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Number 333-209365) and Form F-3 (File Number 333-290554) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On February 4, 2026, the Company issued a press release announcing the entry into the License Agreement, a copy of which is furnished as Exhibit 99.1 and incorporated by reference herein.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties, such as statements related to the proposed initial indication for MTX240. The risks and uncertainties involved include the risks detailed from time to time in the Company’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this report on Form 6-K. The Company does not intend to revise or update any forward-looking statement in this report on Form 6-K as a result of new information, future events or otherwise, except as required by law.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of February 2026 is:

Exhibit No.	Description

99.1	Press release dated February 4, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: February 4, 2026	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer